July 24, 2006

BY EDGAR CORRESPONDENCE

Kevin W. Vaughn

Branch Chief

Division of Corporation Finance

Securities and Exchange Commission

Mail Stop 4561

100 F Street, N.E.

Washington, DC 20549

Re:          American Express Company

Form 10-K for Fiscal Year Ended December 31, 2005

Filed March 6, 2006

File No. 1-07657

Dear Mr. Vaughn:

We refer to Comment 18 of the comment letter, dated June 30, 2006 (the “Comment Letter”), from the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission concerning the Form 10-K for the fiscal year ended December 31, 2005 of American Express Company (the “Company”) filed with the Commission on March 6, 2006 (the “Form 10-K”) and the Company’s response to such comment as contained in the letter, dated July 21, 2006 (the “Response Letter”), from Gary L. Crittenden, Chief Financial Officer of the Company, to you in response to the Comment Letter.

We have identified a typographical error in the table contained in the response contained in the Response Letter to Comment 18 of the Comment Letter.  The table contained in the response to Comment 18 provides a summary analysis of each of the Company’s hedge relationships for which a derivative balance was outstanding as of December 31, 2005.  Specifically, the table states that for Strategy 8, which is a designated cash flow hedge strategy, the “Hedged Item” (column (c)/(d)) was identified as “Outstanding Fixed Rate Medium Term Notes.”  This description is incorrect and the “Hedged Item” should have been identified as “Outstanding Floating Rate Medium Term Notes.”  In an effort to correct the record, the Company is hereby resubmitting this table in its entirety, as set forth below.

*     *     *     *     *

As of December 31, 2005:

					(f)
		(b)			Hedge	Hedge
	(a)	Hedge	(c)/(d)		Effectiveness	Ineffectiveness	Asset	Liability
Strategy	Type of	Instrument	Hedged Item /	(e)	Assessment	Measurement	Balance	Balance	Notional
Number (1)	Hedge	Type	Transaction	Risk Hedged	Method	Method	($millions)	($millions)	($billions)

Strategies in use as of December 31, 2005 - New transactions are eligible for designation under these strategies if hedge accounting criteria are met

1	Cash Flow	Interest rate swap	Forecasted issuance of short-term debt (comprised of two separate strategies: commercial paper issuances, bank note issuances)	Interest rate (1M LIBOR)	Regression analysis: R- squared, beta, f-statistic and t-statistic (DIG E7)	Method 2 Hypothetical Derivative (DIG G7)	$53.0	$—	$4.5

2	Cash Flow	Interest rate swap	Forecasted issuance of “rolling” syndicated borrowing facilities (comprised of four separate strategies for three different benchmark rates, each by currency)	Interest rate (local benchmark rates)	Regression analysis: R- squared, beta, f-statistic and t-statistic (DIG E7)	Method 3 Cumulative Change in Fair Value (DIG G7)	6.9	2.2	3.0

3	Cash Flow	Interest rate swap	Outstanding floating rate medium term notes	Interest rate (1M LIBOR)	Regression analysis: R- squared, beta, f-statistic and t-statistic (DIG E7)	Method 2 Hypothetical Derivative (DIG G7)	155.0	—	11.3

4	Cash Flow	Interest rate swap	Forecasted issuances of term certificates of deposits	Interest rate (local one-month benchmark rate)	Regression analysis: R- squared, beta, f-statistic and t-statistic (DIG E7)	Method 2 Hypothetical Derivative (DIG G7)	—	0.8	0.1

5	Fair Value	Interest rate swap	Outstanding fixed rate medium term notes	Change in fair value of debt attributable to change in interest rates (1M LIBOR)	Dollar Offset Method (DIG E8)	Change in fair value of swap compared to change in fair value of underlying attributable to the change in benchmark rate (Paragraph 22)	4.0	—	1.0

6	Net Investment	FX forwards	Net investments in foreign operations	Foreign Currency Exchange (FX)	FX forward principal equal or less than beginning net investment balance (DIG H7)	Method Based on Changes in Forward Rates (DIG H8)	20.0	13.0	2.6

							$238.9	$16.0	$22.5

Strategies no longer in use as of December 31, 2005 - balances reflect maturing trades

7	Fair Value	Interest rate swap	Outstanding term certificates of deposits	Change in the overall fair value of the certificate of deposit	Dollar Offset Method (DIG E8)	Change in fair value of swap compared to change in fair value of underlying certificate of deposit (paragraph 22)	$—	$88.3	$1.0

8	Cash Flow	Interest rate swap	Outstanding floating rate medium term notes	Interest rate (local benchmark rate)	Short Cut eligible (paragraph 68)	Short Cut eligible (paragraph 68)	11.2	0.7	1.4

9	Fair Value	Interest rate swap	Outstanding fixed rate long term debt	Change in fair value of debt attributable to change in interest rates (1M LIBOR)	Short Cut eligible (paragraph 68)	Short Cut eligible (paragraph 68)	—	8.4	0.5

10	Fair Value	Interest rate swap	Corporate bonds	Change in fair value of securities attributable to change in interest rates (LIBOR)	Short Cut eligible (paragraph 68)	Short Cut eligible (paragraph 68)	—	0.1	0.1

							$11.2	$97.5	$3.0

Total Derivative Product Assets and Liabilities Designated in Hedging Relationships							$250.1	$113.6	$25.5

(1) Strategy #1 — 7 are described in Appendix B in the “Non-Short-Cut Method Strategy” section and Strategy #8 - #10 are described in Appendix B in the “Short-cut Method Strategy” section.

*     *     *     *     *     *

The Company acknowledges that it is responsible for the adequacy and accuracy of the disclosure in the Form 10-K and that Staff comments or changes to disclosure in response to Staff comments on the Form 10-K do not foreclose the Commission from taking any action with respect to the filing. The Company also acknowledges that it may not assert Staff comments as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

*     *     *     *     *     *

If you have any questions or comments regarding the foregoing, do not hesitate to contact the undersigned at 212-640-1444.

Very truly yours,

/s/ Harold E. Schwartz

Harold E. Schwartz
Group Counsel

cc:	Mr. Michael Volley
Mr. Gary L. Crittenden
Ms. Joan C. Amble